Exhibit 21.1

SUBSIDIARIES OF COUPONS.COM INCORPORATED

Name of Subsidiary	State Or Other Jurisdiction of Incorporation or Organization
Coupons.com Limited	United Kingdom
Coupons.com India Private Limited	India
Couponstar Pty. Limited	Australia
Coupons.com Holdings (BVI) Limited	British Virgin Islands
Coupons, Inc.	California
Cleo Holding Corporation	Delaware
Yub LLC	Delaware